Exhibit 99.1

Bradley Leadership is the “VOICE” Our Company Needs!

Dear Fellow Bradley Shareholder,

Costa Brava Partnership III L.P. recently published open letters to Bradley Pharmaceuticals shareholders announcing its slate of three nominees to the Company’s Board and criticizing strategic steps taken by Bradley’s Management Team and Board of Directors. There were a number of inaccuracies and misrepresentations in these letters, among them that Costa Brava merely wants a “voice” on the board at Bradley. We believe that once you know the facts, you will agree that this is not a voice our Company needs.

Costa Brava and its leader, Seth Hamot, have little public company board experience and minimal experience in the specialty pharmaceutical industry. We believe that Costa Brava offers no benefit to our shareholders and our Company, and in fact represents a risk.

We ask you to support Bradley’s Management Team and Board of Directors. Our Company is poised to capitalize on the momentum of Bradley’s recent accomplishments, to execute Management’s strategic plan and to continue the Company’s history of financial success and building shareholder value.

BRADLEY’S RECENT ACCOMPLISHMENTS

1.	Our First Half 2006 results were very strong, including a 17% increase in Net Sales and a 110% increase in Net Income versus First Half 2005. These results are the foundation of the recent strong performance of our stock price. This outstanding record of success is not even mentioned by Mr. Hamot in his various communications.

2.	Bradley stock (BDY) has significantly out-performed comparable companies in the specialty pharmaceutical sector over the past 12 months, based on recent analyst publications, and again Mr. Hamot has failed to mention this fact in his various communications.

Company	Change in Value 1/1/06 – 9/15/06	Change in Value LTM 9/15/05 – 9/15/06

Bradley Pharmaceuticals (BDY)	+70.6%	+36.0%

Axcan Pharma (AXCA)	-11.9%	+5.8%

Barrier Therapeutics (BTRX)	-29.3%	-37.2%

CollaGenex Pharmaceuticals (CGPI)	+7.5%	+39.6%

Connetics Corporation (CNCT)	-31.1%	-42.7%

Endo Pharmaceuticals (ENDP)	+1.0%	+6.2%

King Pharmaceuticals (KG)	-4.0%	+4.4%

KOS Pharmaceuticals (KOSP)	-4.2%	-25.8%

Medicis (MRX)	-7.6%	-7.9%

Salix Pharmaceuticals (SLXP)	-20.5%	-34.8%

Sciele Pharma (SCRX)	+9.4%	-8.1%

Sepracor Inc. (SEPR)	-6.6%	-10.8%

Valeant Pharmaceuticals (VRX)	-11.5%	-1.1%

Specialty Pharmaceutical Company Avg. (per	-7.2%	-9.4%
Company, excluding Bradley)

3.	Bradley is continuing its history of financial success. Bradley has averaged annual Net Sales growth of 50% since 2000 and has posted annual net profits for five consecutive years. Mr. Hamot ignored this fact as well.

4.	Bradley Management continues to execute our long-standing vision to build a more robust product offering. We are strategically evolving from lifecycle management products to a focus on in-licensing phase II and III drugs. We will develop and bring to market products with long-term intellectual property protection that are positioned to fill unmet medical needs.

•	The first step in this plan was the acquisition of Bioglan Pharmaceuticals and Solaraze® Gel, the topical treatment for actinic keratosis that is patent-protected until 2017. Since the First Quarter 2005 through the Second Quarter 2006, Solaraze® Gel experienced an increase in Net Sales of 264%.
•	The plan continues with the licensing of Polyphenon® E from MediGene AG. Polyphenon® E is under review by the FDA with a PDUFA date of October 28, 2006. This exciting product is anticipated to launch in 2007 and we believe it will generate significant revenue. Polyphenon® E is patent-protected until 2016.
•	We are actively pursuing additional partnerships and joint venture relationships that will deliver an even stronger product portfolio.
5.	In addition to enhancing our product portfolio through in-licensing, we have recently announced other initiatives designed to add value for our shareholders:

•	Increasing our focus on research and development activities;
•	Strengthening our financial profile and implementing a cost reduction program;
•	Increasing our alignment with shareholders’ interests by exploring alternatives for improving shareholder value and better communicating our strategic plan in appropriate forums; and
•	Focusing intensely on our operations through improving performance across our field sales force.

COSTA BRAVA’S VOICE IS NOT A VOICE OF TRUTH

1.	Costa Brava accuses Bradley of refusing to hold discussions with or interviewing the slate of directors from Costa Brava. This is not true. In our attempts to reach an amicable resolution with Costa Brava this summer, our Nominating and Corporate Governance Committee agreed to interview Costa Brava’s nominees and interview dates were set, but then Costa Brava terminated the discussion. Our Nominating and Corporate Governance Committee acted fully in accordance with its Charter, the rules of the SEC and NYSE and its fiduciary obligations to all our shareholders.

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2.	Costa Brava says its nominees are “truly independent.” In fact, Costa Brava nominees Linton and Ross, who were hand picked by Seth Hamot, were each paid $25,000 by Costa Brava to stand as nominees. Seth Hamot, Managing Member of Roark, Rearden & Hamot Capital Management, LLC, the investment manager to Costa Brava, nominated himself. Mr. Hamot and Mr. Ross also have had long-term business relationships.

3.	Costa Brava asserts that the Bradley nominees are “hand-picked” by the Glassmans. This is not true. ALL Bradley director nominees, whether elected by the holders of Class B stock or common stock, are reviewed, selected and recommended by our Nominating and Corporate Governance Committee in accordance with its Charter and the rules of the SEC and NYSE. The Bradley nominees for election by the holders of our common stock meet every definition of “independent” established by the SEC, NYSE and every other applicable regulatory group. In fact, following the Annual Meeting, our founder, Chairman and CEO will be the only non-independent member of an eight member Board of Directors.

4.	Costa Brava asserts that it forced Bradley to schedule our Annual Meeting. This is not true. Our Board of Directors scheduled the meeting as soon as we had filed our financials and were able to schedule an annual meeting. It was the actions of Costa Brava that forced Bradley to reschedule our Annual Meeting.

COSTA BRAVA’S VOICE IS NOT A VOICE OF REASON

1.	Mr. Hamot has demanded that Bradley separate the positions of Chairman and CEO. This is contrary to customary practice at publicly traded healthcare companies. At eight of the ten biggest U.S. healthcare companies, the same executive serves as both CEO and Chairman, including at Johnson & Johnson, Amgen, Abbott Laboratories, Wyeth and Eli Lilly. In fact, over 65% of the companies on the Standard & Poor’s Healthcare Sector Index have the same executive as Chairman and CEO.

We strongly believe that such a separation is not right for Bradley. This demand demonstrates a lack of understanding of our business. Separation of the Chairmanship and the CEO positions at Bradley will create, we believe, disruption, instability and a lack of continuity in a Management Team that has a history of delivering revenue growth and profits. This disruption could potentially affect Bradley Management’s ability to execute its long-term shareholder value plan.

2.	Historically, Mr. Hamot has demanded large cash payments from companies in which he takes a stake at the expense of the other shareholders. Costa Brava recently charged TechTeam Global, Inc. $600,000 in expenses after forcing that company to accept Costa Brava-nominated directors. That charge, combined with other fees related to Costa Brava’s actions, contributed to TechTeam posting a net loss in the Second Quarter of 2006. Costa Brava is already seeking Bradley shareholder approval for payment of its expenses if any of its nominees are elected to the Bradley Board, starting with the $50,000 in up-front fees paid by Costa Brava to nominees Linton and Ross plus several hundred thousand dollars of legal bills.

COSTA BRAVA’S VOICE IS NOT A VOICE OF SUCCESS

Since Costa Brava forced its nominees onto the board of TechTeam, that company’s stock is down more than 25%. In fact, a number of the public companies that Costa Brava has invested in have seen a subsequent decline in their stock price. This is not the kind of voice Bradley or its shareholders are looking for on its board.

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COSTA BRAVA’S VOICE IS NOT THE VOICE OF EXPERIENCE

Costa Brava’s proposed nominees, John Ross and Douglas Linton, have no experience serving on the board of a public company; and Mr. Hamot has served on the board, for a brief time, of only one public company, Contour Energy, which declared bankruptcy shortly after Mr. Hamot’s resignation as a director. In fact, Mr. Ross, Mr. Linton and Mr. Hamot have never served on the board of a pharmaceutical company.

•	Mr. Hamot runs an approximately $125 million hedge fund, and there is no publicly available information that indicates that he has any specialty pharmaceutical industry experience.
•	John Ross is described by Costa Brava as offering experience that will help the Company in executing the launch of Polyphenon® E. As we announced, MediGene AG, the licensor and an expert in product development, is handling all FDA-related matters. Mr. Ross has no FDA-related experience. Further, John Ross has not held a marketing position at any pharmaceutical company and, in fact, has little experience advising or managing any pharmaceutical company. Costa Brava also fails to disclose that for at least the last 7 years, Mr. Ross’s primary occupation has involved residential painting businesses. Both Mr. Ross and Mr. Hamot were employed at one of these businesses in the late 1980's. Given his background, Bradley does not see how Mr. Ross can be of assistance in this product launch or in maintaining a drug portfolio with increased patent protections. Strong marketing and sales and successful product launches are the cornerstone of Bradley’s business.
•	Douglas Linton currently is a consultant to a few small companies in the pharmaceutical industry, some of whom might represent a conflict of interest with Bradley. His experience as a consultant and as a part-time employee at Cardinal Health has likely given him some experience understanding Distribution Service Agreements (DSAs). But his relationship to Cardinal and the industry, in general, is dated. Mr. Linton has not been a full-time employee at Cardinal for nearly 10 years, a period of tremendous change at Cardinal and in the drug industry. Equally important, Mr. Linton is not an accountant and there is no reason to believe that he can provide insight as to how our DSAs affect return reserves and the accounting side of this issue, which Costa Brava asserts.

We believe that the nomination of Hamot, Ross and Linton represents an example of poor judgment on the part of Costa Brava and the kind of misguided “voice” they would offer Bradley.

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BRADLEY BOARD NOMINEES PROVIDE
EXPERIENCE, INDEPENDENCE AND EXPERTISE

1.	Bradley Management has demonstrated its commitment to enhancing our corporate governance and accounting practices. In February 2006, we added Dr. Leonard Jacob to serve as Chairman of the Board’s Nominating and Corporate Governance Committee and Mr. William Murphy, CPA, to serve as a member and now Chair of the Board’s Audit Committee. Following our Annual Meeting, 7 of the 8 members of our Board will be independent based on every definition established by the SEC, NYSE and every other applicable regulatory group.

•	Dr. Jacob brings more than 28 years of medical and pharmaceutical industry experience to Bradley. Dr. Jacob founded InKine Pharmaceutical Company, Inc., a specialty pharmaceutical company formerly listed on the Nasdaq Capital Market, that developed and commercialized gastrointestinal products and served as its Chairman and CEO until it was acquired in September 2005. Dr. Jacob also co-founded Magainin Pharmaceuticals and served as the company’s Chief Operating Officer until 1996. From 1980 to 1989, Dr. Jacob served in a variety of executive roles, including Worldwide Vice President and member of the Corporate Management Committee of SmithKline Beecham Corp. (now Glaxo-SmithKline) and currently serves on the Board of Directors for the Colon Cancer Alliance and the Board of Overseers for Temple University School of Medicine.
•	Mr. Murphy brings almost 30 years of public accounting experience to Bradley. Mr. Murphy was Executive Vice President and Chief Financial Officer of Computer Horizons Corporation before serving as its President and CEO from March 2003 until October 2005. From 1980 to 1997, Mr. Murphy was with the accounting firm of Grant Thornton LLP, which he joined as Senior Audit Manager. From 1984 to 1990, Mr. Murphy served as audit partner, and advanced to the role of partner in charge of its New Jersey practice in 1990. Previously, Mr. Murphy served as Senior Audit Manager for the accounting firm of Price Waterhouse.

2.	Bradley’s Nominating and Corporate Governance Committee nominated Mr. Robert Whitehead and Mr. Thomas Stagnaro, as well as Mr. Murphy, as independent directors to be elected by the holders of our common stock at our Annual Meeting. Mr. Whitehead and Mr. Stagnaro will complement the strengths of our current Board while adding valuable insight from their experience in leadership and director positions in the specialty pharmaceutical industry.

•	Mr. Whitehead offers more than 32 years of pharmaceutical industry experience both at specialty pharmaceutical and large multi-national companies. Since November 2005, Mr. Whitehead has served as President and Chief Executive Officer of CURE Pharmaceuticals, a specialty pharmaceutical company. His prior experience includes serving as President and Chief Operating Officer of Auxilium Pharmaceuticals, Inc.; as President and Chief Executive Officer of Prestwick Pharmaceuticals, Inc.; as Senior Vice President and Chief Business Officer at ZymoGenetics, Inc.; as President and Chief Operating Officer of Dura Pharmaceuticals; and as President, Americas, of Elan Pharmaceuticals.
•	Mr. Stagnaro has had more than 36 years of pharmaceutical industry experience as a researcher/inventor, in Senior Management and as a Director. Mr. Stagnaro founded in June 2004 and currently serves as President and Chief Executive Officer of Americas Biotech Distributor. His prior experience includes serving as President and Chief Executive Officer of Agile Therapeutics, Inc.; as President and Chief Executive Officer of 3-Dimensional Pharmaceuticals, Inc.; as Executive Vice President of North American Biologicals Inc.; and as President and Chief Executive Officer of Univax Biologics. Mr. Stagnaro also served as a director of InKine Pharmaceutical Company Inc. from November 1997 until its merger with Salix Pharmaceuticals, Ltd. in September 2005. Mr. Stagnaro also holds three patents related to discoveries of certain protease inhibitors.

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A VOTE FOR BRADLEY IS A VOTE FOR
INCREASING SHAREHOLDER VALUE

Bradley and its Management Team continue to demonstrate an ability to deliver the financial performance that makes the Company one of the leaders in the specialty pharmaceutical market. The Company is well positioned to achieve an increase in shareholder value. Now is not the time for instability. Now is not the time for disruption in our operations and of our management by a relatively small hedge fund that, in our opinion, is putting its self-interest ahead of the interests of all of the Company’s shareholders. Our Board of Directors is strong and independent, focused on performance and committed to representing the interests of all Bradley’s shareholders.

Support the Bradley Management Team, our Board of Directors and our Board nominees as they work to capitalize on the momentum of our recent accomplishments, to execute our strategic vision and to continue the Company’s proud history of both service to the medical community and financial success.

You will soon receive our proxy statement and WHITE proxy card. In the next few weeks, we look forward to speaking with many of our shareholders to seek your support. Please show your support by returning the WHITE proxy card as soon as possible. We urge you not to return ANY proxy card sent to you by Costa Brava.

We thank you in advance for your support.

Sincerely,
The Board of Directors of Bradley Pharmaceuticals, Inc.

/s/ Daniel Glassman

Daniel Glassman
Chairman of the Board

P.S. With your vote of support for Bradley’s current Management Team and Board of Directors on the WHITE proxy card, our Company is poised to capitalize on the momentum of Bradley’s recent accomplishments, to execute Management’s strategic plan and to continue the Company’s history of financial success and building shareholder value.

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If your shares are registered in your own name, please sign, date and mail the enclosed WHITE proxy card to Georgeson, Inc. in the self-addressed, stamped envelope provided.

If your shares are held in the name of a brokerage firm, bank nominee or other institution, please sign, date and mail the enclosed WHITE proxy card in the self-addressed, stamped envelope provided.

YOU MAY ALSO CAST YOUR VOTE USING YOUR TOUCH TONE PHONE OR VIA THE
INTERNET BY FOLLOWING THE INSTRUCTIONS ON YOUR WHITE PROXY CARD.

After signing the enclosed WHITE proxy card, do not sign or return any proxy card sent to you by Costa Brava Partnership III L.P. Remember – only your latest dated proxy will determine how your shares are to be voted at the meeting.

If you have any questions or need assistance in voting your shares, please contact our proxy solicitor.

17 State Street, 10th Floor
New York, NY 10004
Banks and Brokers (212) 440-9800
Stockholders Call Toll-Free (866) 856-2826

The Company’s Annual Meeting of Stockholders is scheduled for Thursday, October 26, 2006 at 9:00 a.m. Eastern Time, at the offices of Morrison & Foerster LLP in New York City. Bradley strongly urges stockholders to return their signed WHITE proxy card and to elect the Company’s slate of directors and reject the Costa Brava/Hamot proposals. The Company strongly urges stockholders not to return any Costa Brava proxy card that they may receive.

Additional Information

On September 29, 2006, Bradley filed with the SEC and began mailing to its stockholders a notice of annual meeting and a definitive proxy statement, together with a WHITE proxy card that can be used to elect our independent director nominees and to vote upon all the proposals expected to be presented at the Annual Meeting. BEFORE MAKING ANY VOTING DECISION, STOCKHOLDERS OF BRADLEY ARE URGED TO READ THE NOTICE OF ANNUAL MEETING AND PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BRADLEY AND THE 2006 ANNUAL MEETING OF STOCKHOLDERS. Stockholders can obtain additional copies of the notice of annual meeting and proxy statement, including the WHITE proxy card, and other documents filed by Bradley with the SEC when they become available, by contacting Bradley at Bradley Pharmaceuticals, Inc., Investor Relations, 383 Route 46 West, Fairfield, NJ 07004-2402, or by telephone at (973) 882-1505, ext. 313. Copies of the proxy materials may also be requested by contacting our proxy solicitor, Georgeson, Inc., toll-free at 1-866-856-2826. In addition, documents filed with the SEC by Bradley are available free of charge at the SEC’s website at www.sec.gov.

Bradley, its directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of Bradley’s security holders in connection with its 2006 Annual Meeting of Stockholders. Stockholders may obtain information regarding the names, affiliations and interests of such individuals in the definitive proxy statement.

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Safe Harbor for Forward-Looking Statements

This letter contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that Bradley expects, believes or anticipates will or may occur in the future, such as sales and earnings estimates, other predictions of financial performance, timing of payments on indebtedness, launches by Bradley of new products, market acceptance of Bradley’s products and the achievement of initiatives to enhance corporate governance and long-term shareholder value. Forward-looking statements are based on Bradley’s experience and perception of current conditions, trends, expected future developments and other factors it believes are appropriate under the circumstances and are subject to numerous risks and uncertainties, many of which are beyond Bradley’s control. These risks and uncertainties include Bradley’s ability to: estimate sales; comply with the restrictive covenants under its credit facility; refinance its credit facility, if necessary; access the capital markets on attractive terms or at all; favorably resolve the pending SEC informal inquiry and file required financial statements with the SEC in a timely manner; remediate its material weaknesses in its internal controls; maintain sales of its products; successfully acquire, develop, integrate, or sell new products, including POLYPHENON(R) E Ointment when and if approved by the FDA and the products incorporating the delivery systems to be developed by Polymer Science; or effectively react to other risks and uncertainties described from time to time in Bradley’s SEC filings, such as fluctuation of quarterly financial results, estimation of product returns, chargebacks, rebates and allowances, concentration of customers, reliance on third party manufacturers and suppliers, litigation or other proceedings (including the pending class action, shareholder derivative lawsuits and controversies or proceedings arising out of a potential proxy contest at our annual meeting), government regulation, stock price volatility and ability to achieve strategic initiatives to enhance long-term shareholder value. Further, Bradley cannot accurately predict the impact on its business of the approval, introduction, or expansion by competitors of generic or therapeutically equivalent or comparable versions of Bradley’s products or of any other competing products. In addition, actual results may differ materially from those projected. Bradley undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

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